Impac Commercial Holdings, Inc.
                          c/o FIC Management Inc.
                        1301 Avenue of the Americas
                          New York, New York 10019


To the Former Holders of Common Stock of
Impac Commercial Holdings, Inc.:

      The merger (the "Merger") of Fortress Impac Acquisition Corp. ("Purchaser"), a Maryland corporation and wholly owned subsidiary of Fortress Investment Corp., a Maryland corporation ("Parent"), with and into Impac Commercial Holdings, Inc., a Maryland corporation (the "Company"), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of October 6, 2000, by and among Purchaser, Parent and the Company (the "Merger Agreement"), became effective at 2:03 p.m., New York City time, on November 22, 2000 (the "Effective Time"). Immediately prior to the Effective Time, Purchaser owned capital stock of the Company equal to 7,226,048 shares entitled to vote (the "Shares"), which was more than 90% of the outstanding Shares of the Company entitled to vote on a fully diluted basis. Accordingly, under applicable Maryland law, no action was required by the stockholders of the Company (other than Purchaser and its affiliates) for the Merger to become effective. As a result of the Merger, the separate corporate existence of Purchaser has terminated and the Company has become a wholly owned subsidiary of Parent.

      Pursuant to the terms of the Merger, each outstanding Share (other than Shares held by Purchaser and its affiliates) held immediately prior to the Effective Time now represents only the right to receive $7.55 per Share, net to the holder in cash, without interest.

      TO OBTAIN PAYMENT FOR YOUR SHARES, THE CERTIFICATE(S) REPRESENTING SUCH SHARES, TOGETHER WITH THE ENCLOSED LETTER OF TRANSMITTAL, MUST BE MAILED OR DELIVERED BY HAND OR OVERNIGHT COURIER TO THE PAYING AGENT, EQUISERVE TRUST COMPANY, N.A., AT ONE OF THE ADDRESSES SET FORTH IN THE ENCLOSED LETTER OF TRANSMITTAL.

      On October 13, 2000, Purchaser and its affiliates sent to all stockholders of the Company an offer to purchase (the "Offer to Purchase") and related letter of transmittal (the Offer to Purchase and related letter of transmittal together, and as amended or supplemented from time to time, constitute the "Offer Materials") describing the offer to purchase for cash any and all outstanding Shares of the Company for $7.55 per Share (the "Offer") and the Merger. The Board of Directors of the Company (the "Company Board"), based upon the unanimous recommendation of a committee (the "Independent Committee") of independent directors of the Company Board, unanimously determined that the Offer, the Merger Agreement and the Merger were fair to and in the best interests of the stockholders of the Company (other than Purchaser and its affiliates). In arriving at its recommendation, the Company Board considered a number of factors described in the Offer Materials, including, among other things, that the Independent Committee received a fairness opinion from its financial advisor Bear, Stearns & Co. Inc., that the all cash consideration to be received by the Company's stockholders (other than Purchaser and its affiliates) was fair to such stockholders from a financial point of view. The full text of such opinion, which sets forth, among other things, the opinion expressed, procedures followed, matters considered and limitations on review undertaken in connection with such opinion was mailed to the Company's stockholders along with the Offer Materials. Additional copies of the Offer Materials can be obtained from the Company at the address set forth above.

       As described in the Offer Materials, under Maryland law no stockholder of the Company is entitled to appraisal rights in connection with the Merger.

      Additional copies of the Letter of Transmittal can be obtained from the Paying Agent at EquiServe Trust Company, N.A., Attn: Corporate Actions, P.O. Box 8029, Boston, MA 02266-8029, Tel: (781) 575-3100.


                                    Impac Commercial Holdings, Inc.


Dated: November 22, 2000